UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ENDESA, S.A.
(Name of Issuer)
American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)
00029274F1
(CUSIP Number)
ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention: Department of Corporate Affairs
+39 06830 52783

Copy to:
Michael Wolfson
Simpson Thacher & Bartlett LLP
One Ropemaker Street
London EC2Y 9HU
+44 207 275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 3 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on March 9, 2007 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and, together with ENEL, the “Reporting Persons”), with respect to their ownership of ordinary shares, nominal value €1.20 each (the “Shares”) of, and American Depositary Shares (the “ADSs”), each representing the right to receive one Share of, Endesa, S.A. (the “Issuer”). Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction
     Item 4 is hereby amended to include the following:
     The Reporting Persons disclosed in the Original Schedule 13D filed with the SEC on March 9, 2007 their intention to become a key shareholder and acquire, subject to receipt of applicable regulatory approvals, Shares and/or ADSs up to a percentage that does not require the Reporting Persons to make a mandatory tender offer for the Issuer’s Shares.
     The Reporting Persons are currently reconsidering and evaluating all their options with respect to their investment in the Issuer. The Reporting Persons are currently considering, among other possibilities, (i) the acquisition of Shares and/or ADSs in excess of the percentage that does not require the Reporting Persons to make a mandatory tender offer for the Issuer’s Shares, (ii) entering into agreements with other shareholders of the Issuer or potential purchasers of Shares or ADSs, and/or (iii) entering into derivative transactions to protect the Reporting Persons from price variations on the Shares. In connection with the evaluation of these alternatives, the Reporting Persons and Acciona, S.A., a significant shareholder of the Issuer, are currently negotiating the terms of a cooperation agreement whereby in the event E.ON does not acquire sufficient shares in the E.ON Tender Offer to become a holder of 50% or more of the share capital of the Issuer, the Reporting Persons and Acciona, S.A. would launch a joint tender offer for the entire share capital of the Issuer. The Reporting Persons and Acciona, S.A. are also discussing the terms on which they would jointly manage the Issuer following such joint tender offer, if the joint tender offer is completed. Although the Reporting Persons and Acciona, S.A. are making progress in respect of these negotiations, no agreement has been reached. There can be no assurance as to whether or not the Reporting Persons would reach an agreement with Acciona, S.A. or with any other shareholder of the Issuer or potential purchasers of Shares and ADSs, or whether or not it would make any decision in respect of the alternatives above. The Reporting Persons issued a press release regarding their negotiations with Acciona, S.A. in Italy and Spain on March 23, 2007, an English translation of which is attached to this Schedule 13D as exhibit 99.20. The press release was issued outside the United States and is not an announcement or extension of a tender offer in the United States or in any other jurisdiction, nor can there be any assurance that any tender offer will be announced, proposed or made with respect to the Shares or the ADSs. If a tender offer were made to United States holders of Shares or ADSs, it is expected that it would be extended in the United States only in compliance with the procedural and filing requirements of tender offer rules and regulations under the United States federal securities laws, except insofar as an exemption or other relief is obtained therefrom.
     Any decision in this respect depends on, among other factors, regulatory constraints, the marketplace and industry conditions, the acceptance percentage or the Reporting Persons’ perception of the anticipated acceptance percentage of the pending E.ON Tender Offer, the availability and terms of any financing that may be required in connection with the different alternatives, the attitudes and actions of the board of directors and management of the Issuer and of the other investors in, and potential purchasers of, Shares and ADSs (including Acciona, S.A.), and the availability of Shares and ADSs for purchase at price levels that the Reporting Persons consider acceptable. The Reporting Persons will continue to evaluate the Issuer and their holdings in the Issuer on an on-going basis.
     Depending upon their assessments of these and other factors from time to time, the Reporting Persons may change their present intentions and alternatives and reserve the right to, among other things, (a) hold their investments in the Issuer; (b) dispose of some or all of the Shares and/or ADSs held by the Reporting Persons or acquire additional Shares and/or ADSs from third parties (by means of open market or privately negotiated transactions, by tender offer or otherwise, for cash or for other consideration); (c) seek to acquire or influence control of the Issuer, the means of which may include Issuer board representation; (d) seek to enter into business relations or transactions with the Issuer; (e) engage in short selling of, swap agreements with respect to or any hedging or similar transaction with respect to the Shares and/or ADSs; (f) enter into contracts, arrangements, understandings or relationships with other investors in, and potential purchasers of, securities of the Issuer; or (g) take any other action similar or in addition to those listed above or as further described below in this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended to include the following:
     Item 4 of this Amendment No. 3 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended and restated as follows:

Exhibit	Description

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.[1]

99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.3.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.5.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.7.	Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.[1]

99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.[1]

99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.[1]

99.11.	Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.[1]

99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.[1]

99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.[1]

Exhibit	Description

99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.[1]

99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.[1]

99.16.	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.17.	Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.18.	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007[2].

99.19.	Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A3.

99.20.	English translation of Press release issued by ENEL S.p.A. dated March 23, 2007 regarding the negotiations of ENEL S.p.A. with Accionia, S.A.
1 Previously filed with the Original Schedule 13D.
2 Previously filed with Amendment No. 1 to the Schedule 13D.
3 Previously filed with Amendment No. 2 to the Schedule 13D.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 23, 2007

ENEL Società per Azioni
By:	/s/ Fulvio Conti
	Name:	Fulvio Conti
	Title:	Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata
By:	/s/ Claudio Machetti
	Name:	Claudio Machetti
	Title:	Director